Exhibit 99.1

News Release

Sustainable Growth

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HARVEST ENERGY TRUST FILES ARRANGEMENT AGREEMENT AND SETS
MEETING DATE

Calgary, Alberta – October 29, 2009 – Harvest Energy Trust (the "Trust") is pleased to announce that it has set the meeting date for the approval by holders of trust units, trust unit rights and unit awards of the Trust (collectively, the "Securityholders") of the previously announced arrangement (the "Arrangement") involving the Trust, Korea National Oil Corporation ("KNOC") and the Securityholders. The special meeting of Securityholders (the "Meeting") will be held in the Lecture Theatre at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta on December 15, 2009, at 10:00 a.m. (Calgary time) and the completion of the Arrangement is expected to occur on or about December 22, 2009. Specific details, subject to receipt of all necessary approvals and other conditions, in respect of the Arrangement will be contained in an Information Circular and Proxy Statement of the Trust which is expected to be mailed on or about November 1 , 2009 to Securityholders of record on November 9, 2009.

The Trust is also pleased to announce the Arrangement Agreement has been filed on SEDAR and EDGAR and that formal KNOC board approval of the definitive Arrangement Agreement has now been received.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 2 5-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca